June 9, 2026

Henry Ji
Chief Executive Officer & President
Scilex Holding Company
960 San Antonio Road
Palo Alto, CA 94303

        Re: Scilex Holding Company
            Registration Statement on Form S-3
            Filed June 2, 2026
            File No. 333-296430
Dear Henry Ji:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Alan Campbell at 202-551-4224 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Elizabeth A. Razzano, Esq.